CERTIFICATE OF QUALIFIED PERSON

John Skeet
23 Drummond Steet
Carlton, VIC 3053
AUSTRALIA
+61 3 9077 1423 (Telephone)
Email: jsskeet@gmail.com

I, John Skeet do hereby certify that I am the Chief Operating Officer of Cerro Resources NL and:

1.	I graduated with a Bachelor of Applied Science degree in Metallurgy from the University of Ballarat.

2.	I am a Fellow of the Australian Institute of Mining and Metallurgy.

3.	I have worked in the mining industry for a total of 25 years since my graduation from university.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

5.

I am responsible for the preparation of sections: 1, 2, 3, 18, 19, 20 and 25 for the technical report titled “Technical Report - First Stage Heap Leach Feasibility Study, Cerro del Gallo Project, Guanajuato, Mexico” and dated June 29th, 2012 (the “Technical Report”) relating to the Cerro del Gallo property. I have visited the property several times since 2006.

6.

I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is as a consultant and later as Chief Operating Officer of Cerro Resources NL. My involvement has included management of technical work, administrative work and overall project direction.

7.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.

I am not independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101. My income as the Chief Operating Officer of Cerro Resources NL is derived from payment from Cerro Resources NL.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 29th Day of June, 2012

(signed) John Skeet
Signature of Qualified Person